2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining to release Second Quarter and six months results Tuesday August 14, 2007.

Telephone Conference to be held on August 14 at 11:00 AM Eastern Standard Time (EST), 17:00 Central European Time (CET), 08:00 AM Pacific Standard Time (PST).

August 13, 2007 (TSX: LUN; OMX: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that the interim report for the second quarter and the first six months of the financial year 2007 will be published August 14, 2007.

The Company will hold a telephone conference with an interactive presentation at 17:00 CET (11:00 AM EST, 08:00 AM PST) August 14, 2007.

Please call in 5 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Toll-free call-in number for the conference call (North America): +1-888 935 4577
Call-in number for the conference call (North America): +1 718 354 1388
Call-in number for the conference call (Europe): +46 (0)8 5352 6407

To take part of the interactive presentation, please log on using this direct link: https://www.livemeeting.com/cc/premconfeurope/join?id=3644650&role=attend&pw=lundin364

Or visit the website www.euvisioncast.com and login using the following:
Meeting ID: 3644650
Meeting Password: lundin364

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com from 09:30 AM EST on August 14, 2007.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until August 20, 2007.

Replay number in Europe is: +46-8-5876 9441 and in North America: +1-718-354 1112
To access the recording, please enter access code: 3644650#

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07 92 63
Sophia Shane, Investor Relations, North America: +1-604-689 7842